FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of February 2008

Commission File Number 001-15092

TURKCELL ILETISIM HIZMETLERI A.S.
(Translation of registrant’s name into English)

Turkcell Plaza Mesrutiyet Caddesi No. 153 34430 Tepebasi Istanbul, Turkey
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F:   ☒      Form 40-F:   ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes:   ☐      No:  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b) 82 —

BoD DECISION ON DIVIDEND PROPOSAL

Subject: Statement made pursuant to Circular VIII, No: 39 of the Capital Markets Board

Istanbul Stock Exchange

ISTANBUL

Special Subjects:

The Turkcell Board of Directors decided to propose distribution of cash dividends in an amount of approximately TRY648.7 million which correspond to 50% of Turkcell's distributable income of the current year. This dividend proposal is to be evaluated and decided upon at the Ordinary General Assembly of Shareholders to be held on April 25, 2008. This represents a net and gross cash dividend of TRY0.2948699 (29.48699%) per ordinary share with a nominal value of TRY1.

The details of the dividend proposal of our Board of Directors to the Ordinary General Assembly of Shareholders are presented below:

1-

As a result of the activities of our Company, pertaining to the period between January 1, 2007 and December 31, 2007, our Company’s profit, calculated according to the consolidated financial statements, which were audited independently in accordance with the Capital Markets Board Communiqué Serial: XI numbered 25, named “Communiqué Regarding the Accounting Standards in Capital Markets” is TRY 1,758,625,233.- and the commercial after tax profit calculated according to the provisions of Turkish Commercial Code is TRY 1,901,863,845.-,

2-

After tax profits, subject to dividend distribution, calculated, in accordance with article 36 of the Capital Markets Board Communiqué Serial: XI numbered 20, named “Communiqué on Principles Regarding Financial Reporting in Hyperinflationary Periods”, modified by the Capital Markets Board Communiqué Serial: XI numbered 26 is TRY 1,758,625,233.-,

3-

TRY 1,392,521,095.- , calculated by subtracting the total profits of our Company’s subsidiaries and the affiliated companies, which have not passed a shareholders resolution regarding dividend distribution or not subject to distribution despite such resolution, amounting to TRY 366,104,138.-, shall be taken as the basis for dividend distribution,

4-

In accordance with the CMB Communiqué Serial IV No: 27 on “Principles Regarding Distribution of Dividends and Interim Dividends To Be Followed by the Publicly Held Joint Stock Corporations Subject to Capital Market Law” and within the framework of article 466 of the Turkish Commercial Code (TCC), 5% of the commercial after tax profit of TRY 1,901,863,845.- shall be set aside as the first legal reserve, which amounts to TRY 95,093,192.-,

5-

TRY 1,297,427,903.- is the basis for dividend distribution for the Company, pertaining to year 2007, which is the difference between TRY 1,392,521,095.-, as stated in the consolidated financial reports of the Company and TRY 95,093,192.- , which is the first legal reserve amount, as mentioned hereinabove and TRY 1,301,935,368.- calculated by adding TRY 4,507,465.- which is the aggregate amount of the donations made during the year, to the above mentioned amount shall be taken as the first dividend basis,

6-

TRY 260,387,074.-, which is 20%, the percentage declared by the Capital Markets Board as the minimum dividend distribution percentage for year 2007, of the first dividend basis, amounting to TRY 1,301,935,368.- shall be distributed as the first cash dividend and the secondary reserve amounting to TRY 53,871,395.- shall be separated from the rest of the net distributable current year profit,

a. The total amount of TRY 648,713,951.-, which shall be distributed in cash, will be distributed as follows;

•	TRY 1,687,150.- from extraordinary reserves,

•	TRY 647,026,801.- from previous years profits,

b. As the total amount of TRY 648,713,951.-, which is stated above and which shall be distributed in cash, has been obtained by the investment incentive utilized within the scope of the investments made during the period prior to April 24, 2003 and investment allowance withholding has been calculated on the same amount in this regard, it shall be distributed without any withholding tax deductions,

c. In this respect, an amount of TRY 0.2948699.-, net and gross, shall be paid in cash equally, to our shareholders for each share, having a nominal value of TRY 1.- (One New Turkish Lira),

The aggregate net amount of cash dividend payment shall be TRY 648,713,951.-,

7-	TRY 1,243,556,508.- which is the remaining distributable profit after the cash dividend distribution shall be :

a. Regarded as extraordinary reserves and set aside within the Company,

b. As the total of such amount, transferred to 2008 financial year as extraordinary reserves, has been obtained by the investment incentive, utilized within the scope of the investments made during the period prior to April 24, 2003 and investment allowance withholding has been calculated on such amount, no withholding tax deductions shall be applicable on such amount in case such amount will be subject to redistribution,

8-	TRY 366,104,138.-, the aggregate profit of the Company’s subsidiaries and the affiliated companies, which is not subject to distribution shall be left within the Company as the extraordinary reserve,

9-

Cash dividend payment to our Company’s shareholders shall commence on May 20, 2008 and shall continue for 15 days in İstanbul Head Office, Çiftehavuzlar, İzmir and Ankara branches of Finans Yatırım Menkul Değerler A.Ş. and also in Central Registry Agency located at Süzer Plaza Askerocağı Cad. No: 15 K: 2 34367 Elmadağ - Şişli İstanbul and shall be made in exchange of the dividend share denominations for year 2007.

We hereby confirm that the above-mentioned explanations are furnished as per the provisions of the Communiqué Serial no VIII/39, that they reflect all information we have gathered so far, that they are in accordance with our corporate documents, that we have used all endeavors to collect the complete and true related information and that we assume the responsibility for this disclosure

TURKCELL ILETISIM HIZMETLERI A.S.

Ferda Atabek	Koray Ozturkler
Investor Relations	Investor Relations
27.02.2008, 08:30	27.02.2008, 08:30

For further information please e-mail to investor.relations@turkcell.com.tr or call Turkcell Investor Relations (+ 90 212 313 1888)

SIGNATURES

                    Pursuant to the requirements of the Securities Exchange Act of 1934, Turkcell Iletisim Hizmetleri A.S. has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TURKCELL ILETISIM HIZMETLERI A.S.
Date: March 3, 2008	By:	/s/ Ferda Atabek
Name: Ferda Atabek Title: Investor Relations

TURKCELL ILETISIM HIZMETLERI A.S.
Date: March 3, 2008	By:	/s/ Koray Ozturkler
Name: Koray Ozturkler Title: Investor Relations